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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                         BANYAN MORTGAGE INVESTMENT FUND
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    06682P106
          ------------------------------------------------------------
                                 (CUSIP Number)

                          Kenneth L. Uptain, President
                               RGI Holdings, Inc.
                                U.S. Bank Centre
                           1420 5th Avenue, 42nd Floor
                         Seattle, Washington  98101-2333
                                 (206) 464-0200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 3, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Exhibit Index is on Page 23


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ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

          (b)

RGI Holdings has sole power to vote and dispose of 14,233,266 shares of Banyan Common Stock. As more fully described in Item 3 and Item 6, RGI Holdings has also been granted proxies to vote 6,766,600 shares at the annual meeting of Banyan at which, among other things, the Merger will be voted on; provided, however, that 609,500 of such shares were not owned by the sellers on the record date for the meeting and, therefore, the proxy as to such shares is not valid. RGI Real Estate, as the 80.45%-parent corporation of RGI Holdings, may be deemed to share the power to vote and dispose of the 14,233,266 shares of Banyan Common Stock over which RGI Holdings has sole voting and dispositive power.



                                     Page 18

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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

As described in Item 3, pursuant to the Common Stock Purchase and Sale Agreement dated December 3, 1996 by and among RGI Holdings, Gabriel Capital, L.P., Ariel Fund Limited and Ariel Management Corp., the sellers granted RGI Holdings a proxy to vote 3,561,900 shares at the annual meeting on all items, including the Merger; provided, however, that 609,500 of such shares were not owned by the sellers on the record date for the annual meeting and, therefore, the proxy as to such shares is not valid.


                                     Page 19

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated this 10th day of December, 1996

     /s/
     ------------------------------
     Kjell I. Rokke


     RGI (Antilles ) N.V.

     By:/s/
        ------------------------------
     Name: Kjell I. Rokke
     Its:  Managing Director


     RGI (Europe) B.V.

     By:/s/
        ------------------------------
     Name:  Kjell I. Rokke
     Its:  Managing Director


     RGI (Denmark) ApS

     By:/s/
        ------------------------------
     Name:  Kjell I. Rokke
     Its:  Director


     RESOURCE GROUP INTERNATIONAL, INC.

     By:  /s/
        ------------------------------
     Name:  David A. Herrick
     Its:  Treasurer


                                     Page 21

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     RGI REAL ESTATE, INC.

     By:  /s/
        ------------------------------
     Name:  Kenneth L. Uptain
     Its:  President



     RGI HOLDINGS, INC.

     By:   /s/
        ------------------------------
     Name:  Kenneth L. Uptain
     Its:  President


                                     Page 22